UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-39803

Meiwu Technology Company Limited

(Translation of registrant’s name into English)

1602, Building C, Shenye Century Industry

No. 743 Zhoushi Road, Bao’an District

Shenzhen, People’s Republic of China

Telephone: +86-755-85250400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Explanatory Note

On December 2, 2024, Meiwu Technology Company Limited (the “Company”) closed a best-efforts offering (the “Primary Offering”) of 30,000,000 ordinary shares (the “Primary Offering Shares”) of the Company, no par value each (the “Ordinary Shares”), to certain investors pursuant to that certain securities purchase agreement (the “Primary Offering SPA”), dated as of November 27, 2024, at an offering price of $0.80 per share.

The Primary Offering Shares were sold pursuant to a registration statement on Form F-1, as amended (the “Registration Statement”, File No. 333-282379), filed with the U.S. Securities and Exchange Commission (the “Commission”), which was declared effective by the Commission on November 27, 2024. A final prospectus dated November 27, 2024 relating to this Offering was filed with the Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

The Company received net proceeds of $23,895,000 from the Primary Offering. The Company currently intends to use the net proceeds from the Offering for the development of its planned functional skincare business and for general corporate purpose, as disclosed in the Registration Statement.

In addition, as previously disclosed, the Company sold 30,000,000 Ordinary Shares to Mr. Changbin Xia, the chairman of the board of directors of the Company, at an offering price of $0.80 per share, pursuant to a certain securities purchase agreement dated October 22, 2024 (“Private SPA”). The Resale Shares were also registered in the Registration Statement. The Company will not receive any proceeds from the sale of such Resale Shares.

Concurrently with the Company’s execution of the Primary Offering SPA, Mr. Xia entered into a certain lock-up agreement (the “Lock-Up Agreement”) pursuant to which, Mr. Xia agreed not to directly or indirectly sell, offer, contract or grant any option to sell, pledge, transfer (excluding intra-family transfers, transfers to a trust for estate planning purposes or to beneficiaries of officers, directors and shareholders upon their death), or otherwise dispose of or enter into any transaction which may result in the disposition of any Ordinary Shares or securities convertible into, exchangeable or exercisable for any Ordinary Shares, without the prior written consent of the Company, for a period of one hundred and eighty (180) days following the date of the Lock-Up Agreement (the “Lock-Up Period”).

Copies of the form of each of the Primary Offering SPA, the Private SPA, and the Lock-Up Agreement are attached hereto as Exhibits 99.1, 99.2, and 99.3, respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the Primary Offering SPA, the Private SPA, and the Lock-Up Agreement are subject to and qualified in their entirety by each such document.

Exhibits

Exhibit No.	Description
99.1	Form of the Primary Offering SPA
99.2	The Private SPA (incorporate by reference from exhibit 10.1 to the Form F-1, as amended (File No. 333-282379)
99.3	The Lock-Up Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Meiwu Technology Company Limited

By:	/s/ Xinliang Zhang
Xinliang Zhang
Chief Executive Officer

Date: December 6, 2024